

VIA FACSIMILE AND U.S. MAIL

August 21, 2007

Deborah F. Ricci
Chief Financial Officer and Treasurer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

      RE: The Allied Defense Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and
              June 30, 2007
              File No. 1-11376

Dear Ms. Ricci:

      We have reviewed your letter dated July 31, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>Form 10-Q for the Period Ended June 30, 2007</u>

<u>General</u>

1. Please submit an electronic version of your response letter dated July 31, 2007, and all future responses, on EDGAR, as correspondence.

Financial Statements

Note 1 – Condensed Consolidated Financial Statements, page 7

Liquidity and Cash Flows, page 7

2. You indicate that after adjusting the net loss for non-cash items such as depreciation and amortization, amortization of debt issue costs, the net loss on fair value of notes and warrants and the loss from discontinued operations, the net loss was $18,766 in 2007 as compared to $4,159 in 2006. If you intend to continue to disclose this non-GAAP financial measure in your filing, you should also include the following:

    • a presentation, with equal or greater prominence, of the most directly comparable GAAP measure;
    • reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure;
    • statement disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors; and
    • a statement disclosing how management uses the non-GAAP financial measure.

    Otherwise, please delete this non-GAAP measure from your filing. Please revise your MD&A accordingly. Please refer to Item 10(e)(1)(i) of Regulation S-K.

MECAR Credit Facility Default, page 8

3. You indicate that you have been in default of the loan covenants with MECAR's credit facility at June 30, 2007 and December 31, 2006 due to a violation of financial performance covenants. Please confirm supplementally and disclose in future filings, if true, that none of the debt you have classified as long-term as of June 30, 2007 has cross-default provisions. Otherwise, if cross-default provisions exist on any of your debt, please tell us and disclose your basis in GAAP for still classifying the debt as long-term.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief